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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------


                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                          (Amendment No. _________)(1)


                              INFOCURE CORPORATION
                    ----------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)


                                   45665A 108
                    ----------------------------------------
                                 (CUSIP Number)

                                NOVEMBER 11, 2000
                   ------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ]    Rule 13d-1(b)
               [X]    Rule 13d-1(c)
               [ ]    Rule 13d-1(d)

--------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         This information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------------                   -----------------------------
      CUSIP NO. 45665A 108            13G                    PAGE 2 OF 6 PAGES
-------------------------------                   -----------------------------

-------------------------------------------------------------------------------
    1.  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        WebMD Corporation
        94-3236644
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
                                                           (b)  [ ]

-------------------------------------------------------------------------------
    3.  SEC USE ONLY


-------------------------------------------------------------------------------
    4.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

-------------------------------------------------------------------------------
                        5.  SOLE VOTING POWER
                            1,929,012**
     NUMBER OF        ---------------------------------------------------------
       SHARES           6.  SHARED VOTING POWER
    BENEFICIALLY            -0-
      OWNED BY        ---------------------------------------------------------
        EACH            7.  SOLE DISPOSITIVE POWER
     REPORTING              1,929,012**
       PERSON         ---------------------------------------------------------
        WITH            8.  SHARED DISPOSITIVE POWER
                            -0-

-------------------------------------------------------------------------------
    9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,929,012**

-------------------------------------------------------------------------------
   10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN
        SHARES*
                                                                    [ ]


-------------------------------------------------------------------------------
   11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.3%

-------------------------------------------------------------------------------
   12.  TYPE OF REPORTING PERSON*
        CO

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           ** SEE ITEM 4(A) REGARDING THE AMOUNT BENEFICIALLY OWNED.


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                                                  ------------------------------
                                                          PAGE 3 OF 6 PAGES
                                                  ------------------------------


ITEM 1(A).        NAME OF ISSUER:

                  InfoCure Corporation ("Issuer")
                  -------------------------------------------------------------

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1765 The Exchange, Suite 200, Atlanta, Georgia  30339
                  -------------------------------------------------------------

ITEM 2(A).        NAME OF PERSON FILING:

                  WebMD Corporation  ("WebMD")
                  -------------------------------------------------------------

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  River Drive Center 2, 669 River Drive, Elmwood Park, New Jersey 07407-1361
                  -------------------------------------------------------------

ITEM 2(C).        CITIZENSHIP:

                  Delaware
                  -------------------------------------------------------------

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, Par Value $0.001 Per Share ("Common Stock")
                  -------------------------------------------------------------

ITEM 2(E).        CUSIP NUMBER:

                  45665A 108
                  -------------------------------------------------------------


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                                                   ----------------------------
                                                             PAGE 4 OF 6 PAGES
                                                   ----------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a)  [ ]    Broker or dealer registered under Section 15 of the Exchange
                  Act.

      (b)  [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)  [ ]    Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

      (d)  [ ]    Investment company registered under Section 8 of the
                  Investment Company Act.

      (e)  [ ]    An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

      (f)  [ ]    An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

      (g)  [ ]    A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

      (h)  [ ]    A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

      (i)  [ ]    A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

      (j) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  Pursuant to an agreement between Issuer and WebMD, WebMD has the right to exchange securities of a subsidiary of Issuer for 1,929,012 shares of Common Stock. Accordingly, WebMD may be deemed to be the beneficial owner of 1,929,012 shares of Common Stock for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 5.3% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on December 29, 2000 and after giving effect to the issuance of such shares to WebMD).
                                 ----------------------------------------------

         (b)      Percent of class:
                  5.3%
                  -------------------------------------------------------------

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote 1,929,012
                                                                    -----------

                  (ii)     Shared power to vote or to direct the vote -0-
                                                                      ---------

                  (iii) Solepower to dispose or to direct the disposition of 1,929,012
                           ----------

                  (iv)     Shared power to dispose or to direct the disposition
                           of -0-
                              ----


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                                                   -----------------------------
                                                             PAGE 5 OF 6 PAGES
                                                   -----------------------------

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                     --------------------------
                                                             PAGE 6 OF 6 PAGES
                                                     --------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 2001

                                         WEBMD CORPORATION



                                         By: /s/ CHARLES A. MELE
                                             ----------------------------------
                                              Charles A. Mele
                                              Executive Vice President,
                                                General Counsel


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